Exhibit 99.10
Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2025, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity, and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and notes to the financial statements including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at December 31, 2025, its consolidated profit, its consolidated total comprehensive income for the three months and nine months ended on that date, its consolidated changes in equity and its consolidated cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SAs”) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the Interim Condensed Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 14,2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408JWRYFQ3859

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and nine months ended December 31, 2025

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	December 31, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,551	11,778
Right-of-use assets	2.19	6,115	6,311
Capital work-in-progress		1,277	814
Goodwill	2.3	11,634	10,106
Other intangible assets		3,073	2,766
Financial assets
Investments	2.4	8,899	11,059
Loans	2.5	9	16
Other financial assets	2.6	3,419	3,511
Deferred tax assets (net)		1,740	1,108
Income tax assets (net)		2,335	1,622
Other non-current assets	2.9	2,874	2,713
Total non-current assets		52,926	51,804
Current assets
Financial assets
Investments	2.4	6,911	12,482
Trade receivables	2.7	36,131	31,158
Cash and cash equivalents	2.8	19,915	24,455
Loans	2.5	234	249
Other financial assets	2.6	14,340	13,840
Income tax assets (net)		29	2,975
Other current assets	2.9	12,898	11,940
Total current assets		90,458	97,099
Total assets		143,384	148,903
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,024	2,073
Other equity		81,002	93,745
Total equity attributable to equity holders of the Company		83,026	95,818
Non-controlling interests		427	385
Total equity		83,453	96,203
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	5,811	5,772
Other financial liabilities	2.12	1,964	2,141
Deferred tax liabilities (net)		1,594	1,722
Other non-current liabilities	2.13	628	215
Total non-current liabilities		9,997	9,850
Current liabilities
Financial Liabilities
Lease liabilities	2.19	2,985	2,455
Trade payables		4,826	4,164
Other financial liabilities	2.12	20,011	18,138
Other current liabilities	2.13	14,862	11,765
Provisions	2.14	1,753	1,475
Income tax liabilities (net)		5,497	4,853
Total current liabilities		49,934	42,850
Total equity and liabilities		143,384	148,903

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918
Bengaluru January 14, 2026

(In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended December 31,		Nine months ended December 31,
		2025	2024	2025	2024
Revenue from operations	2.16	45,479	41,764	132,248	122,064
Other income, net	2.17	1,139	859	3,163	2,410
Total income		46,618	42,623	135,411	124,474
Expenses
Employee benefit expenses	2.18	24,122	21,436	70,407	63,934
Cost of technical sub-contractors		4,092	3,302	11,469	9,661
Travel expenses		510	439	1,564	1,375
Cost of software packages and others	2.18	3,982	4,607	11,753	12,012
Communication expenses		159	157	462	473
Consultancy and professional charges		486	459	1,429	1,354
Depreciation and amortization expenses		1,155	1,203	3,478	3,512
Finance cost		100	101	310	314
Other expenses	2.18	1,494	1,249	4,051	3,894
Total expenses		36,100	32,953	104,923	96,529
Profit before exceptional item and tax		10,518	9,670	30,488	27,945
Exceptional item
Impact of Labour Codes	2.18.1	1,289	–	1,289	–
Profit before tax		9,229	9,670	29,199	27,945
Tax expense:
Current tax	2.15	2,871	3,202	9,103	9,346
Deferred tax	2.15	(308)	(354)	(869)	(1,113)
Profit for the period		6,666	6,822	20,965	19,712
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		56	(45)	(52)	53
Equity instruments through other comprehensive income, net		(4)	(15)	23	(10)
		52	(60)	(29)	43
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		4	56	10	32
Exchange differences on translation of foreign operations		354	(483)	2,235	(27)
Fair value changes on investments, net		(23)	10	66	136
		335	(417)	2,311	141
Total other comprehensive income /(loss), net of tax		387	(477)	2,282	184
Total comprehensive income for the period		7,053	6,345	23,247	19,896
Profit attributable to:
Owners of the Company		6,654	6,806	20,939	19,680
Non-controlling interests		12	16	26	32
		6,666	6,822	20,965	19,712
Total comprehensive income attributable to:
Owners of the Company		7,040	6,336	23,204	19,863
Non-controlling interests		13	9	43	33
		7,053	6,345	23,247	19,896
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		16.17	16.43	50.64	47.52
Diluted ()		16.14	16.39	50.55	47.40
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,114,946,425	4,141,941,436	4,134,675,070	4,141,344,081
Diluted (in shares)	2.20	4,121,795,902	4,151,534,784	4,142,266,340	4,151,568,329

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918
Bengaluru January 14, 2026

Condensed Consolidated Statement of Changes in Equity

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	2,071	54	169	616	68,405	1,214	913	12,104	22	266	2,552	6	(276)	88,116	345	88,461
Changes in equity for the nine months ended December 31, 2024
Profit for the period	–	–	–	–	19,680	–	–	–	–	–	–	–	–	19,680	32	19,712
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	53	53	–	53
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	(10)	–	–	–	(10)	–	(10)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	32	–	32	–	32
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	(28)	–	–	(28)	1	(27)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	136	136	–	136
Total Comprehensive income for the period	–	–	–	–	19,680	–	–	–	–	(10)	(28)	32	189	19,863	33	19,896
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	4	–	–	–	–	–	–	–	–	–	5	–	5
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	591	–	–	–	–	–	–	591	–	591
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	253	–	–	(253)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	21	(21)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	12	–	–	–	–	–	–	12	–	12
Transfer to legal reserve	–	–	–	–	(2)	–	–	–	2	–	–	–	–	–		–
Dividends (1)	–	–	–	–	(20,295)	–	–	–	–	–	–	–	–	(20,295)	–	(20,295)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(74)	–	–	74	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	377	–	–	(377)	–	–	–	–	–	–	–	–
Balance as at December 31, 2024	2,072	54	169	873	71,090	1,235	1,242	8,802	24	256	2,524	38	(87)	88,292	376	88,668

Condensed Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2025	2,073	54	169	1,091	78,627	1,412	1,068	8,298	24	285	2,904	(18)	(169)	95,818	385	96,203
Changes in equity for the nine months ended December 31, 2025
Profit for the period	–	–	–	–	20,939	–	–	–	–	–	–	–	–	20,939	26	20,965
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	(52)	(52)	–	(52)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	23	–	–	–	23	–	23
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	10	–	10	–	10
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	2,218	–	–	2,218	17	2,235
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	66	66	–	66
Total Comprehensive income for the period	–	–	–	–	20,939	–	–	–	–	23	2,218	10	14	23,204	43	23,247
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	1	–	–	–	–	–	–	–	–	–	2	–	2
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	687	–	–	–	–	–	–	687	–	687
Transferred on account of exercise of stock options (Refer to Note 2.11)	–	–	–	266	–	–	(266)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	62	(62)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	14	–	–	–	–	–	–	14	–	14
Financial liability under option arrangements	–	–	–	–	(10)	–	–	–	–	–	–	–	–	(10)	–	(10)
Changes in the controlling stake of a subsidiary	–	–	–	–	7	–	–	–	–	–	–	–	–	7	2	9
Transfer to legal reserve	–	–	–	–	(9)	–	–	–	9	–	–	–	–	–	–	–
Buyback of equity shares	(50)	–	–	(1,244)	(16,346)	(360)	–	–	–	–	–		–	(18,000)	–	(18,000)
Transaction cost relating to buyback*	–	–	–	(17)	(26)	–	–	–	–	–	–	–	–	(43)	–	(43)
Amount transferred to capital redemption reserve upon Buyback	–	–	50	–	–	(50)	–	–	–	–	–	–	–	–	–	–
Dividends (1)	–	–	–	–	(18,653)	–	–	–	–	–	–	–	–	(18,653)	–	(18,653)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3)	(3)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	2,214	–	–	(2,214)	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	709	–	–	(709)	–	–	–	–	–	–	–	–
Balance as at December 31, 2025	2,024	54	219	97	67,452	1,064	1,441	5,375	33	308	5,122	(8)	(155)	83,026	427	83,453

*	Net of tax
(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918
Bengaluru January 14, 2026

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Nine months ended December 31,
		2025	2024
Cash flow from operating activities
Profit for the period		20,965	19,712
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	8,234	8,233
Depreciation and amortization		3,478	3,512
Interest and dividend income		(2,152)	(1,847)
Finance cost		310	314
Impairment loss recognized / (reversed) under expected credit loss model		88	100
Exchange differences on translation of assets and liabilities, net		637	64
Stock compensation expense		702	605
Provision for post sale client support		(61)	117
Other adjustments		1,073	557
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,411)	(2,839)
Loans, other financial assets and other assets		(1,864)	235
Trade payables		537	(313)
Other financial liabilities, other liabilities and provisions		5,212	1,763
Cash generated from operations		31,748	30,213
Income taxes (paid) / received		(6,310)	(2,864)
Net cash generated by operating activities		25,438	27,349
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(1,771)	(1,514)
Deposits placed with corporation		(828)	(1,075)
Redemption of deposits placed with Corporation		573	688
Interest and dividend received		2,468	1,750
Payment towards acquisition of business, net of cash acquired	2.1	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business		(13)	–
Escrow and other deposits pertaining to Buyback		(1,815)	–
Redemption of escrow and other deposits pertaining to Buyback		1,815	–
Other receipts		15	7
Payments to acquire Investments
Tax free bonds and government bonds		(59)	(2)
Mutual fund units		(56,082)	(54,887)
Certificates of deposit		(9,130)	(2,793)
Commercial Papers		(2,686)	(2,421)
Non-convertible debentures		(2,767)	(1,361)
Government securities		(1,277)	–
Other Investments		(36)	(43)
Proceeds on sale of Investments
Tax free bonds and government bonds		1,284	–
Target Maturity funds		487	–
Mutual funds units		56,255	54,843
Certificates of deposit		9,517	5,199
Commercial Papers		5,460	7,135
Non-convertible debentures		4,083	1,506
Government securities		3,265	455
Others		–	11
Net cash generated / (used in) from investing activities		8,121	4,343
Cash flows from financing activities
Payment of lease liabilities		(2,021)	(1,775)
Payment of dividends		(18,654)	(20,286)
Loan repayment of in-tech Holding GmbH		–	(985)
Payment of dividend to non-controlling interest of subsidiary		(3)	(2)
Shares issued on exercise of employee stock options		2	5
Buyback of equity shares including transaction costs		(18,053)	–
Other payments		(224)	(455)
Net cash used in financing activities		(38,953)	(23,498)
Net increase / (decrease) in cash and cash equivalents		(5,394)	8,194
Effect of exchange rate changes on cash and cash equivalents		854	(176)
Cash and cash equivalents at the beginning of the period	2.8	24,455	14,786
Cash and cash equivalents at the end of the period	2.8	19,915	22,804
Supplementary information:
Restricted cash balance	2.8	409	424

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Overview and notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on January 14, 2026.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting , under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognised at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2025. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited interim condensed consolidated financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1 and 2.3).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to note 2.3).

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the interim condensed Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

During the nine months ended December 31, 2025 the Group, completed two business combinations by acquiring 100% partnership interests/voting interests in:

1)	MRE Consulting Ltd., a leading Energy and business consulting services company, headquartered in Texas, U.S. on April 30, 2025, which is expected to bring newer capabilities for the Group in trading and risk management, especially in the energy sector.

2)	The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia on April 30, 2025, which is expected to further strengthen the Group's capabilities in the cybersecurity sector and bolster its presence in the fast growing Australian Market.

The provisional purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets (1)	116	–	116
Intangible assets:
Customer related#	–	222	222
Vendor relationship#	–	55	55
Brand#	–	20	20
Deferred tax liabilities on intangible assets	–	(46)	(46)
Total	116	251	367
Goodwill			444
Total purchase price			811

(1)	Includes cash and cash equivalents acquired of 102 crore.
#	The estimated useful life is around 1 year to 7 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill amounting to 79 crore is expected to be deductible for tax purposes.

The total purchase consideration of 811 crore includes upfront cash consideration of 741 crore and contingent consideration with an estimated fair value of 70 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 2% - 3%. The undiscounted value of contingent consideration as of December 31, 2025 was approximately 81 crore.

Additionally, these acquisitions have retention bonus and management incentives payable to the employees of the acquiree over 2-3 years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Retention bonus and management incentives are recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is 194 crore as of acquisition date and as of December 31, 2025, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 34 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the nine months ended December 31, 2025.

Proposed Acquisition

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately 1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2025 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2025	1,499	11,781	3,493	1,672	9,554	2,317	1,364	45	31,725
Additions	7	20	26	17	419	34	13	–	536
Deletions**	(66)	(6)	(11)	(14)	(488)	(20)	(40)	–	(645)
Translation difference	–	30	4	3	10	1	8	–	56
Gross carrying value as at December 31, 2025	1,440	11,825	3,512	1,678	9,495	2,332	1,345	45	31,672
Accumulated depreciation as at October 1, 2025	–	(5,598)	(2,899)	(1,387)	(7,156)	(1,949)	(1,100)	(40)	(20,129)
Depreciation	–	(113)	(46)	(29)	(270)	(43)	(27)	–	(528)
Accumulated depreciation on deletions**	–	–	10	14	483	20	40	–	567
Translation difference	–	(10)	(3)	(2)	(6)	(2)	(8)	–	(31)
Accumulated depreciation as at December 31, 2025	–	(5,721)	(2,938)	(1,404)	(6,949)	(1,974)	(1,095)	(40)	(20,121)
Carrying value as at October 1, 2025	1,499	6,183	594	285	2,398	368	264	5	11,596
Carrying value as at December 31, 2025	1,440	6,104	574	274	2,546	358	250	5	11,551

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2024	1,432	11,800	3,465	1,578	8,714	2,367	1,449	47	30,852
Additions	–	6	8	51	266	24	36	1	392
Deletions*	–	(65)	(13)	(18)	(228)	(15)	(26)	–	(365)
Translation difference	–	(25)	(1)	(3)	(18)	(5)	(8)	–	(60)
Gross carrying value as at December 31, 2024	1,432	11,716	3,459	1,608	8,734	2,371	1,451	48	30,819
Accumulated depreciation as at October 1, 2024	–	(5,151)	(2,735)	(1,309)	(6,771)	(1,899)	(1,165)	(42)	(19,072)
Depreciation	–	(111)	(44)	(30)	(309)	(44)	(39)	(1)	(578)
Accumulated depreciation on deletions*	–	6	3	18	224	10	24	–	285
Translation difference	–	9	2	2	10	3	9	–	35
Accumulated depreciation as at December 31, 2024	–	(5,247)	(2,774)	(1,319)	(6,846)	(1,930)	(1,171)	(43)	(19,330)
Carrying value as at October 1, 2024	1,432	6,649	730	269	1,943	468	284	5	11,780
Carrying value as at December 31, 2024	1,432	6,469	685	289	1,888	441	280	5	11,489

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2025 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2025	1,479	11,721	3,461	1,628	9,306	2,340	1,307	48	31,290
Additions	27	29	61	68	1,038	68	45	1	1,337
Additions on Business Combinations (Refer to note 2.1)	–	–	–	–	3	–	–		3
Deletions**	(66)	(11)	(19)	(30)	(923)	(92)	(42)	(4)	(1,187)
Translation difference	–	86	9	12	71	16	35	–	229
Gross carrying value as at December 31, 2025	1,440	11,825	3,512	1,678	9,495	2,332	1,345	45	31,672
Accumulated depreciation as at April 1, 2025	–	(5,358)	(2,813)	(1,337)	(7,013)	(1,929)	(1,019)	(43)	(19,512)
Depreciation	–	(336)	(135)	(89)	(800)	(124)	(85)	(1)	(1,570)
Accumulated depreciation on deletions**	–	1	18	30	907	91	42	4	1,093
Translation difference	–	(28)	(8)	(8)	(43)	(12)	(33)	–	(132)
Accumulated depreciation as at December 31, 2025	–	(5,721)	(2,938)	(1,404)	(6,949)	(1,974)	(1,095)	(40)	(20,121)
Carrying value as at April 1, 2025	1,479	6,363	648	291	2,293	411	288	5	11,778
Carrying value as at December 31, 2025	1,440	6,104	574	274	2,546	358	250	5	11,551

**	During the three months and nine months ended December 31, 2025, certain assets which were not in use having gross book value of 369 crore (net book value: Nil) and 842 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Additions	–	38	52	108	620	81	99	2	1,000
Additions on Business Combinations (Refer to note 2.1)	–	1	–	11	6	23	–	2	43
Deletions*	–	(107)	(22)	(39)	(493)	(55)	(101)	(1)	(818)
Translation difference	–	14	1	–	(10)	(4)	6	–	7
Gross carrying value as at December 31, 2024	1,432	11,716	3,459	1,608	8,734	2,371	1,451	48	30,819
Accumulated depreciation as at April 1, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Depreciation	–	(335)	(156)	(88)	(957)	(146)	(127)	(2)	(1,811)
Accumulated depreciation on deletions*	–	12	12	38	483	50	99	1	695
Translation difference	–	(3)	–	–	8	3	(5)	–	3
Accumulated depreciation as at December 31, 2024	–	(5,247)	(2,774)	(1,319)	(6,846)	(1,930)	(1,171)	(43)	(19,330)
Carrying value as at April 1, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370
Carrying value as at December 31, 2024	1,432	6,469	685	289	1,888	441	280	5	11,489
*	During the three months and nine months ended December 31, 2024, certain assets which were not in use having gross book value of 171 crore (net book value: Nil) and 400 crore (net book value: Nil), respectively were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the condensed Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the condensed Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by Income Tax Commissioner (Exemption). IGF has filed an appeal before Income Tax Tribunal against the order.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Carrying value at the beginning	10,106	7,303
Goodwill on acquisitions (Refer to note 2.1)	444	2,593
Translation differences	1,084	210
Carrying value at the end	11,634	10,106

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	173	167
Equity securities	2	2
	175	169
Investments carried at fair value through profit or loss
Target maturity fund units	–	465
Equity and Preference securities	25	25
Others (1)	242	196
	267	686
Quoted
Investments carried at amortized cost
Government bonds	23	16
Tax free bonds	409	1,465
	432	1,481
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,313	3,320
Equity securities	77	57
Government securities	4,635	5,346
	8,025	8,723
Total non-current investments	8,899	11,059
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Mutual fund units	1,970	1,957
	1,970	1,957
Investments carried at fair value through other comprehensive income
Commercial Paper	970	3,641
Certificates of deposit	3,264	3,504
	4,234	7,145
Quoted
Investments carried at amortized cost
Government bonds	53	15
Tax free bonds	48	154
	101	169
Investments carried at fair value through other comprehensive income
Non convertible debentures	231	1,549
Government securities	375	1,662
	606	3,211
Total current investments	6,911	12,482
Total investments	15,810	23,541
Aggregate amount of quoted investments	9,164	13,584
Market value of quoted investments (including interest accrued), current	704	3,369
Market value of quoted investments (including interest accrued), non current	8,479	10,392
Aggregate amount of unquoted investments	6,646	9,957
Investments carried at amortized cost	533	1,650
Investments carried at fair value through other comprehensive income	13,040	19,248
Investments carried at fair value through profit or loss	2,237	2,643

(1)	Uncalled capital commitments outstanding as at December 31, 2025 and March 31, 2025 was 94 crore and 122 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2025	March 31, 2025
Mutual fund units - carried at fair value through profit or loss	Quoted price	1,970	1,957
Target maturity fund units - carried at fair value through profit or loss	Quoted price	–	465
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	551	1,812
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,544	4,869
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	5,010	7,008
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	970	3,641
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	3,264	3,504
Quoted Equity securities - carried at fair value through other comprehensive income	Quoted price	77	57
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	25
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	175	169
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	242	196
Total		15,828	23,703

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	9	16
	9	16
Loans credit impaired - Unsecured
Other loans
Loans to employees	3	3
Less: Allowance for credit impairment	(3)	(3)
	–	–
Total non-current loans	9	16
Current
Loans considered good - Unsecured
Other loans
Loans to employees	234	249
Total current loans	234	249
Total loans	243	265

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non Current
Security deposits (1)	276	273
Unbilled revenues (1)#	1,858	2,031
Restricted deposits (1)*	116	82
Net investment in lease(1)	1,156	1,106
Others (1)	13	19
Total non-current other financial assets	3,419	3,511
Current
Security deposits (1)	68	65
Restricted deposits (1)*	3,170	2,949
Unbilled revenues (1)#	8,679	8,183
Interest accrued but not due (1)	362	842
Foreign currency forward and options contracts (2) (3)	49	192
Net investment in lease(1)	1,465	1,139
Others (1)	547	470
Total current other financial assets	14,340	13,840
Total other financial assets	17,759	17,351
(1) Financial assets carried at amortized cost	17,710	17,159
(2) Financial assets carried at fair value through other comprehensive income	24	28
(3) Financial assets carried at fair value through profit or loss	25	164

*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current
Trade Receivable considered good - Unsecured	36,748	31,670
Less: Allowance for expected credit loss	617	512
Trade Receivable considered good - Unsecured	36,131	31,158
Trade Receivable - credit impaired - Unsecured	225	206
Less: Allowance for credit impairment	225	206
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	36,131	31,158

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Balances with banks
In current and deposit accounts	19,915	24,455
Cash on hand	–	–
Total cash and cash equivalents	19,915	24,455
Balances with banks in unpaid dividend accounts	44	45
Deposit with more than 12 months maturity	53	75

Cash and cash equivalents as at December 31, 2025 and March 31, 2025 include restricted cash and bank balances of 409 crore and 424 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Capital advances	182	208
Advances other than capital advances
Others
Withholding taxes and others*	612	534
Unbilled revenues #	159	201
Defined benefit plan assets	12	297
Prepaid expenses	522	282
Deferred Contract Cost
Cost of obtaining a contract	505	312
Cost of fulfillment	882	879
Total non-current other assets	2,874	2,713
Current
Advances other than capital advances
Payment to vendors for supply of goods	256	413
Others
Unbilled revenues #	4,597	4,668
Withholding taxes and others*	3,021	2,841
Prepaid expenses	3,925	3,080
Deferred Contract Cost
Cost of obtaining a contract	348	343
Cost of fulfillment	617	504
Other receivables	134	91
Total current other assets	12,898	11,940
Total other assets	15,772	14,653

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim condensed Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Interim condensed Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Interim condensed Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Interim condensed Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	19,915	–	–	–	–	19,915	19,915
Investments (Refer to Note 2.4)
Equity and preference securities	–	25	–	252	–	277	277
Tax free bonds and government bonds	533	–	–	–	–	533	551(1)
Mutual fund units	–	–	1,970	–	–	1,970	1,970
Non convertible debentures	–	–	–	–	3,544	3,544	3,544
Government securities	–	–	–	–	5,010	5,010	5,010
Commercial paper	–	–	–	–	970	970	970
Certificates of deposit	–	–	–	–	3,264	3,264	3,264
Other investments	–	–	242	–	–	242	242
Trade receivables (Refer to Note 2.7)	36,131	–	–	–	–	36,131	36,131
Loans (Refer to Note 2.5)	243	–	–	–	–	243	243
Other financials assets (Refer to Note 2.6)	17,710	–	25	–	24	17,759	17,741(2)
Total	74,532	25	2,237	252	12,812	89,858	89,858
Liabilities:
Trade payables	4,826	–	–	–	–	4,826	4,826
Lease liabilities (Refer to Note 2.19)	8,796	–	–	–	–	8,796	8,796
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	756	–	–	756	756
Other financial liabilities (Refer to Note 2.12)	17,167	–	469	–	20	17,656	17,656
Total	30,789	–	1,225	–	20	32,034	32,034

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 18 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,455	–	–	–	–	24,455	24,455
Investments (Refer to Note 2.4)
Equity and preference securities	–	25	–	226	–	251	251
Tax free bonds and government bonds	1,650	–	–	–	–	1,650	1,812(1)
Mutual fund units	–	–	1,957	–	–	1,957	1,957
Target maturity fund units	–	–	465	–	–	465	465
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government securities	–	–	–	–	7,008	7,008	7,008
Commercial paper	–	–	–	–	3,641	3,641	3,641
Certificates of deposit	–	–	–	–	3,504	3,504	3,504
Other investments	–	–	196	–	–	196	196
Trade receivables (Refer to Note 2.7)	31,158	–	–	–	–	31,158	31,158
Loans (Refer to Note 2.5)	265	–	–	–	–	265	265
Other financials assets (Refer to Note 2.6)	17,159	–	164	–	28	17,351	17,271(2)
Total	74,687	25	2,782	226	19,050	96,770	96,852
Liabilities:
Trade payables	4,164	–	–	–	–	4,164	4,164
Lease liabilities (Refer to Note 2.19)	8,227	–	–	–	–	8,227	8,227
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	667	–	–	667	667
Other financial liabilities (Refer to Note 2.12)	16,511	–	61	–	33	16,605	16,605
Total	28,902	–	728	–	33	29,663	29,663

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2025 is as follows:

(In crore)

Particulars	As at December 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in mutual fund units	1,970	1,970	–	–
Investments in target maturity fund units	–	–	–	–
Investments in tax free bonds	475	427	48	–
Investments in government bonds	76	76	–	–
Investments in non convertible debentures	3,544	3,544	–	–
Investments in government securities	5,010	4,938	72	–
Investments in equity securities	79	77	–	2
Investments in preference securities	198	–	–	198
Investments in commercial paper	970	–	970	–
Investments in certificates of deposit	3,264	–	3,264	–
Other investments	242	–	–	242
Others
Derivative financial instruments - gain (Refer to Note 2.6)	49	–	49	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.12)	392	–	392	–
Financial liability under option arrangements (Refer to Note 2.12) (1)	756	–	–	756
Liability towards contingent consideration (Refer to Note 2.12)(2)	97	–	–	97

(1)	Discount rate ranges from 9% to 15%
(2)	Discount rate ranges from 3% to 6%

During the nine months ended December 31, 2025, tax free bonds of 60 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, state government securities of 36 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in mutual fund units	1,957	1,957	–	–
Investments in target maturity fund units	465	465	–	–
Investments in tax free bonds	1,781	1,227	554	–
Investments in government bonds	31	31	–	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	7,008	6,972	36	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Investments in commercial paper	3,641	–	3,641	–
Investments in certificates of deposit	3,504	–	3,504	–
Other investments	196	–	–	196
Others
Derivative financial instruments - gain (Refer to Note 2.6)	192	–	192	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.12)	63	–	63	–
Financial liability under option arrangements (Refer to Note 2.12) (1)	667	–	–	667
Liability towards contingent consideration (Refer to Note 2.12) (2)	31	–	–	31

(1)	Discount rate ranges from 9% to 15%
(2)	Discount rate - 6%

During the year ended March 31, 2025, government securities and non convertible debentures of 297 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non convertible debentures and tax free bonds of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the interim condensed Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2025	March 31, 2025
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,024	2,073
404,56,83,463 (414,36,07,528) equity shares fully paid-up(2)
	2,024	2,073

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares
(2)	Net of treasury shares 89,84,436 (96,55,927)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2025 and March 31, 2025 are as follows:

(In crore, except as stated otherwise)

Particulars	As at December 31, 2025		As at March 31, 2025
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	414,36,07,528	2,073	413,99,50,635	2,071
Add: Shares issued on exercise of employee stock options	20,75,935	1	36,56,893	2
Less: Shares bought back	100,000,000	50	–	–
As at the end of the period	404,56,83,463	2,024	414,36,07,528	2,073

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of 18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Interim dividend for fiscal 2026	23.00	–	23.00	–
Final dividend for fiscal 2025	–	–	22.00	–
Interim dividend for fiscal 2025	–	21.00	–	21.00
Special dividend for fiscal 2024	–	–	–	8.00
Final dividend for fiscal 2024	–	–	–	20.00

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 25, 2025 which resulted in a net cash outflow of 9,119 crore, excluding dividend paid on treasury shares. The final dividend was paid on June 30, 2025.

The Board of Directors in their meeting held on October 16, 2025 declared an interim dividend of 23/- per equity share which resulted in a net cash outflow of 9,534 crore, excluding dividend paid on treasury shares.

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 89,84,436 and 96,55,927 shares as at December 31, 2025 and March 31, 2025, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2025 and March 31, 2025.

The following is the summary of grants made during the three months and nine months ended December 31, 2025 and December 31, 2024:

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	277,077	295,168
Employees other than KMP	109,893	22,880	117,293	152,220
	109,893	22,880	394,370	447,388
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	–	–	237,370	–
Employees other than KMP	–	–	5,412,790	–
	–	–	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	108,180	–
	–	–	108,180	–
Total Grants under 2015 Plan	109,893	22,880	6,152,710	447,388
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	66,366	70,699
Employees other than KMP	3,065	–	3,065	6,848
	3,065	–	69,431	77,547
Total Grants under 2019 Plan	3,065	–	69,431	77,547

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

-	2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of December 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 01, 2022.

Under the 2019 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the nine months ended December 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 2,37,370 ESOPs to Other KMP under the 2015 Plan. These stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the stock options would be the market price as on the date of grant.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Granted to:
KMP	17	17	53	52
Employees other than KMP	213	168	649	553
Total (1)	230	185	702	605
(1) Cash-settled stock compensation expense included in the above	6	2	15	14

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADR RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,505	16.57	1,554	17.93	1,437	18.42
Exercise price () / ($ ADS)	5.00	0.10	1,554	17.93	5.00	0.07
Expected volatility (%)	23-26	25-26	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,354	15.16	390	4.09	1,319	16.94

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Others
Accrued compensation to employees (1)	29	12
Accrued expenses (1)	1,562	1,890
Compensated absences	108	99
Financial liability under option arrangements (2) #	126	115
Payable for acquisition of business - Contingent consideration (2)	77	20
Other Payables (1)(4)	62	5
Total non-current other financial liabilities	1,964	2,141
Current
Unpaid dividends (1)	44	45
Others
Accrued compensation to employees (1)	4,917	4,924
Accrued expenses (1)	9,712	8,467
Payable for acquisition of business - Contingent consideration (2)	20	11
Payable by controlled trusts (1)	173	173
Compensated absences	3,455	2,908
Financial liability under option arrangements (2) #	630	552
Foreign currency forward and options contracts (2) (3)	392	63
Capital creditors (1)	379	520
Other payables (1)(4)	289	475
Total current other financial liabilities	20,011	18,138
Total other financial liabilities	21,975	20,279
(1) Financial liability carried at amortized cost	17,167	16,511
(2) Financial liability carried at fair value through profit or loss	1,225	728
(3) Financial liability carried at fair value through other comprehensive income	20	33

(4)	The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. As at December 31, 2025 and March 31, 2025, the financial liability pertaining to such arrangements amounts to 28 crore and 67 crore, respectively.

#	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Others
Accrued defined benefit liability	538	115
Others	90	100
Total non-current other liabilities	628	215
Current
Unearned revenue	11,103	8,492
Others
Withholding taxes and others	3,713	3,256
Accrued defined benefit liability	30	6
Others	16	11
Total current other liabilities	14,862	11,765
Total other liabilities	15,490	11,980

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current
Others
Post-sales client support and others	1,618	1,325
Other provisions pertaining to settlement (refer to note 2.21.2)	135	150
Total provisions	1,753	1,475

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of profit and loss.

2.6.2 Legal proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. On December 18, 2025, the Court granted the final approval on the settlement. If the settlement is not appealed within 30 days, then it will become effective and resolve all allegations made in the class action lawsuits without admission of any liability.

During the three months ended March 31, 2025, McCamish had recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement and had recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Comprehensive Income. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, may not have a material and adverse effect on the Group’s results of operations or financial condition.

 2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the condensed Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Current taxes	2,871	3,202	9,103	9,346
Deferred taxes	(308)	(354)	(869)	(1,113)
Income tax expense	2,563	2,848	8,234	8,233

Income tax expense for the three months ended December 31, 2025 and December 31, 2024 includes reversals (net of provisions) of 77 crore and provisions (net of reversals) of 106 crore, respectively. Income tax expense for the nine months ended December 31, 2025 and December 31, 2024 includes provisions (net of reversals) of 38 crore and provisions (net of reversals) of 249 crore, respectively .These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2025 and December 31, 2024 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the licenses are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and nine months ended December 31, 2025 and December 31, 2024 are as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Revenue from software services	43,257	39,766	125,980	116,395
Revenue from products and platforms	2,222	1,998	6,268	5,669
Total revenue from operations	45,479	41,764	132,248	122,064

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.23). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and nine months ended December 31, 2025 and December 31, 2024:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Revenues by Geography*
North America	25,422	24,404	74,316	71,053
Europe	14,850	12,430	42,313	35,824
India	1,279	1,293	3,885	3,808
Rest of the world	3,928	3,637	11,734	11,379
Total	45,479	41,764	132,248	122,064

*	Geographical revenue is based on the domicile of customer

The percentage of revenue from fixed-price contracts for each of the three months ended December 31, 2025 and December 31, 2024 is 55%. The percentage of revenue from fixed-price contracts for each of the nine months ended December 31, 2025 and December 31, 2024 is 54%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Condensed Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Condensed Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and nine months ended December 31, 2025 and December 31, 2024 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	7	31	49	92
Deposit with Bank and others	363	365	1,301	1,014
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	228	195	802	741
Income on investments carried at fair value through profit or loss
Gain / (loss) on mutual funds and other investments	79	52	210	233
Income on investments carried at fair value through other comprehensive income	17	–	17	2
Income on investments carried at amortized cost	–	–	81	–
Exchange gains / (losses) on forward and options contracts	(146)	231	(1,495)	(135)
Exchange gains / (losses) on translation of other assets and liabilities	312	(104)	1,852	285
Miscellaneous income, net*	279	89	346	178
Total other income	1,139	859	3,163	2,410

*	Includes profit on sale of property plant and equipment amounting to 165 crore for the three months ended December 31, 2025.

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Employee benefit expenses
Salaries including bonus	23,079	20,502	67,300	61,173
Contribution to provident and other funds	658	591	1,957	1,738
Share based payments to employees (Refer to Note 2.11)	230	185	702	605
Staff welfare	155	158	448	418
	24,122	21,436	70,407	63,934
Cost of software packages and others
For own use	720	612	2,088	1,813
Third party items bought for service delivery to clients	3,262	3,995	9,665	10,199
	3,982	4,607	11,753	12,012
Other expenses
Repairs and maintenance	388	336	1,121	997
Power and fuel	55	51	169	172
Brand and marketing	311	274	988	879
Rates and taxes	73	63	244	270
Consumables	65	60	184	162
Insurance	88	75	253	228
Provision for post-sales client support and others	35	91	(61)	117
Commission to non-whole time directors	5	5	14	13
Impairment loss recognized / (reversed) under expected credit loss model	54	5	88	100
Contributions towards Corporate Social Responsibility	181	164	446	493
Others	239	125	605	463
	1,494	1,249	4,051	3,894

2.18.1 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Consolidated Statement of Profit and Loss for the three months and nine months ended December 31, 2025. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2025:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as at October 1, 2025	600	3,329	24	2,437	6,390
Additions*	–	131	4	406	541
Deletions	(54)	(13)	(2)	(320)	(389)
Depreciation	(2)	(188)	(2)	(267)	(459)
Translation difference	4	11	–	17	32
Balance as at December 31, 2025	548	3,270	24	2,273	6,115

*	Net of adjustments on account of modifications.

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2024	604	3,481	23	2,584	6,692
Additions*	–	147	5	262	414
Deletions	–	(97)	–	(145)	(242)
Depreciation	(2)	(186)	(2)	(269)	(459)
Translation difference	(1)	(6)	(2)	(51)	(60)
Balance as of December 31, 2024	601	3,339	24	2,381	6,345

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2025:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2025	600	3,348	24	2,339	6,311
Additions*	–	424	7	1,263	1,694
Deletions	(54)	(32)	(2)	(689)	(777)
Depreciation	(5)	(562)	(8)	(843)	(1,418)
Translation difference	7	92	3	203	305
Balance as of December 31, 2025	548	3,270	24	2,273	6,115

*	Net of adjustments on account of modifications.

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2024	605	3,298	17	2,632	6,552
Additions*	–	532	11	936	1,479
Addition due to Business Combination (Refer to Note 2.1)	–	155	5	–	160
Deletions	–	(132)	(6)	(460)	(598)
Depreciation	(5)	(534)	(8)	(742)	(1,289)
Translation difference	1	20	5	15	41
Balance as of December 31, 2024	601	3,339	24	2,381	6,345

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at December 31, 2025 and March 31, 2025:

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current lease liabilities	2,985	2,455
Non-current lease liabilities	5,811	5,772
Total	8,796	8,227

2.20 EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.21.1 Contingent liability

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,246	2,953
[Amount paid to statutory authorities 1,710 crore (4,207 crore)]

(1)	As at December 31, 2025 and March 31, 2025, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 2,054 crore and 1,933 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 1,693 crore and 4,199 crore as at December 31, 2025 and March 31, 2025, respectively.

2.21.2 Legal Proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. On December 18, 2025, the Court granted the final approval on the settlement. If the settlement is not appealed within 30 days, then it will become effective and resolve all allegations made in the class action lawsuits without admission of any liability.

During the three months ended March 31, 2025, McCamish had recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement and had recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Comprehensive Income. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and has commenced its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, may not have a material and adverse effect on the Group’s results of operations or financial condition.

2.21.3 Commitments

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(1)	1,137	935
Other commitments*	94	122

(1)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.
*	Uncalled capital pertaining to investments

2.22 RELATED PARTY TRANSACTIONS

Refer Note 2.20 "Related party transactions" in the Company’s 2025 Annual Report for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2025, the following are the changes in the subsidiaries:

.	Infosys Energy Consulting Services LLC , a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.

.	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.

.	Infosys Australia Technology Service Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.

.	On April 30, 2025, Infosys Nova Holdings LLC , a wholly owned subsidiary of Infosys Limited, acquired 98.21% of voting interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC , a Wholly-owned subsidiary of Infosys Nova Holdings LLC.

.	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd.

.	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH has been liquidated effective May 07, 2025.

.	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

.	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025

.	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

.	in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into ProIT (Wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers (1)(2)	29	28	89	84
Commission and other benefits to non-executive/independent directors	6	5	15	14
Total	35	33	104	98

(1)	Total employee stock compensation expense for the three months ended December 31, 2025 and December 31, 2024 includes a charge of 17 crore and 17 crore, respectively, towards key management personnel. For the nine months ended December 31, 2025 and December 31, 2024 includes a charge of 53 crore and 52 crore, respectively, towards key management personnel. (Refer to Note 2.11)

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended December 31, 2025 and December 31, 2024:

(In crore)

Particulars	Financial Services (1)	Manufacturing	Energy, Utilities, Resources and Services	Retail (2)	Communication (3)	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	12,817	7,570	6,016	5,829	5,518	3,371	3,267	1,091	45,479
	11,589	6,479	5,635	5,746	4,688	3,279	3,195	1,153	41,764
Identifiable operating expenses	7,221	4,584	3,356	2,848	3,539	2,008	2,007	721	26,284
	6,859	4,128	3,229	2,803	3,067	1,914	1,906	781	24,687
Allocated expenses	2,360	1,251	1,167	1,114	1,043	596	562	303	8,396
	2,051	994	878	968	803	549	470	249	6,962
Segment Profit	3,236	1,735	1,493	1,867	936	767	698	67	10,799
	2,679	1,357	1,528	1,975	818	816	819	123	10,115
Unallocable expenses*									2,444
									1,203
Other income, net									974
									859
Finance cost									100
									101
Profit before tax									9,229
									9,670
Income tax expense									2,563
									2,848
Net Profit									6,666
									6,822
Depreciation and amortization									1,155
									1,203
Non-cash expenses other than depreciation and amortization									—
									—

Nine months ended December 31, 2025 and December 31, 2024:

(In crore)

Particulars	Financial Services (1)	Manufacturing	Energy, Utilities, Resources and Services	Retail (2)	Communication (3)	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	36,932	21,721	17,704	17,119	16,013	10,370	8,874	3,515	132,248
	33,561	18,680	16,402	16,619	14,311	9,692	9,065	3,734	122,064
Identifiable operating expenses	20,900	13,297	9,979	8,577	10,273	6,312	5,519	2,186	77,043
	19,206	11,984	9,111	8,195	9,346	5,587	5,527	2,372	71,328
Allocated expenses	6,765	3,521	3,289	3,264	2,906	1,760	1,569	853	23,927
	6,205	3,035	2,771	2,931	2,459	1,681	1,493	800	21,375
Segment Profit	9,267	4,903	4,436	5,278	2,834	2,298	1,786	476	31,278
	8,150	3,661	4,520	5,493	2,506	2,424	2,045	562	29,361
Unallocable expenses*									4,767
									3,512
Other income, net									2,998
									2,410
Finance cost									310
									314
Profit before tax									29,199
									27,945
Income tax expense									8,234
									8,233
Net Profit									20,965
									19,712
Depreciation and amortization expense									3,478
									3,512
Non-cash expenses other than depreciation and amortization									—
									—

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services

*	Unallocable expense includes impact of 1,289 crore towards impact of Labour Codes for the three months and nine months ended December 31,2025 (refer to note 2.18.1)

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2025 and December 31, 2024, respectively.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918